Exhibit 99.1

OPC ENERGY LTD.

Part B

Report of the Board of Directors regarding the Company’s Matters for the Year Ended December 31, 2019

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Year Ended December 31, 2019

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter – “the Group”) for the year ended December 31, 2019, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”).

It is noted that, as at December 31, 2019, there are no warning signs, as defined in Regulation 10(B)(14) of the Reporting Regulations, that require the Company to publish a report of projected cash flows.

Presented together with this report are the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2019 (hereinafter – “the Financial Statements”). In certain cases, details are provided regarding events that took place after the date of the Financial Statements and shortly before the publication date of the report. The materiality of the information included in this report was examined from the point of view of the Company. Occasionally, an additional detailed description has been provided in order to give a comprehensive picture of the issue at hand. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRSs). In addition, this report is submitted as part of the Company’s Periodic Report for 2019 and on the assumption that the reader also has the other parts of the Periodic Report.

It is emphasized that the description in this report contains forward‑looking information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this report is based on information or assessments existing in the Company as at the publication date of this report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trade on the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the date of the Report, the Company’s controlling shareholder for the purposes of the Securities Law is Kenon Holdings Ltd. (hereinafter – “Kenon”), a company incorporated in Singapore, the shares of which are “dual listed” on both the New York Stock Exchange (NYSE) and on the Tel‑Aviv Stock Exchange.

As at the date of the Report, the Company is engaged, by itself and through a number of subsidiaries, in one reportable business segment – the generation and supply of electricity. As part of this area of activities, the Company is engaged in generation of electricity and supply thereof to private customers and to Israel Electric Company (hereinafter – “IEC”), including in initiation, development, construction and operation of power plants and facilities for generation of energy. As at the date of the Report, the Company’s activities are carried on solely in Israel, however it is clarified that this does not act to limit the Company’s activities in the future (for details regarding examination of the possibility of entering into additional markets – see Note 13 below).

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group’s area of activities, its business environment and developments in its business during the year covered by the Report and thereafter

1.
As at the date of the Report, the Company’s activities with respect to generation and supply of electricity concentrate on generation of electricity using conventional and cogeneration technologies, and the Company is also endeavoring to construct an open‑cycle power station using conventional technology (a “Peaker” plant). As at the date of the report the Company owns two power plants: the Rotem Power Plant, which is owned by OPC Rotem Ltd. (“Rotem”), which is held by the Company (80%) and an additional shareholder (20%), which utilizes conventional generation technology and has an installed capacity of about 466 megawatts; and the Hadera Power Plant, which is owned by OPC Hadera Ltd. (“Hadera”), which is currently in the test‑run stages and is planned to operate using cogeneration technology, with an installed capacity of about 148.5 megawatts. Hadera also owns the Energy Center, which has an installed capacity of about 17.9 megawatts and which up to the date of the commercial operation date of the Hadera Power Plant supplies all of the steam consumption and part of the electricity consumption of Hadera Paper Mills Ltd. (hereinafter – “Hadera Paper”), which is located adjacent to the Hadera Power Plant (the balance of the electricity needs of Hadera Paper is supplied by Rotem). In addition, as at the publication date of the Report, the Company wholly owns Zomet Energy Ltd. (“Zomet”), which is taking action to construct a power plant running through use of natural gas with conventional technology in an open cycle (a “Peaker” plant), having a capacity of about 396 megawatts located proximate to the Plugot intersection, in the area of Kiryat Gat, under Regulation 914 of the Electricity Authority. In February 2020, notification was received from the Electricity Authority whereby Zomet is in compliance with the conditions for proof of a financial closing, pursuant to that stipulated in its conditional license for construction of the power plant and in accordance with all law.

2.
As at December 31, 2019, construction of the generation units of the power plant being constructed by Hadera (“the Hadera Power Plant”) was completed, and the Company commenced the test‑run of the Hadera Power Plant. which was being carried on as at the date of the Report. Taking into account the delays that occurred during construction of the Hadera Power Plant due to, among other things, defective components discovered, the actions required in order to repair and/or replace them, and the actions necessary to complete the test‑run stage, the Company estimates that the commercial operation date of the Hadera Power Plant is expected to take place in the second quarter of 2020[1]. As at December 31, 2019, the total investments in construction of the Hadera Power Plant and its infrastructures (including the Energy Center) amount to about NIS 857 million. For purposes of the commercial operation, Hadera will be required to receive a permanent generation license and a supply license.

[1]
For details regarding the arrangements provided in the agreements of Hadera with its customers in connection with delays in the operation date as provided in the said agreements, including provision of a discount by the Company during the delay period – see Section 8.1.5.2 of Part A (Description of the Company’s Business) and Notes 25A(2) and 25D to the financial statements. In addition, see footnote 3 below.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

2.	(Cont.)

In July 2019, the Minister of National Infrastructures, Energy and Water (hereinafter – “the Minister of Energy”) approved, further to the decision of the Electricity Authority in June 2019, postponement of the milestone date for the commercial operation stated in Hadera’s conditional license to March 19, 2020, in accordance with the Cogeneration Regulations2. In January 2020 Hadera, submitted a request to the Electricity Authority for extension of the commercial operation date stated in Hadera’s conditional license. To the extent the said date is extended, the guarantee provided by the Company to the Electricity Authority, in the amount of NIS 1.2 million, will be foreclosed. As at the date of the Report, the date in Hadera’s conditional license had not yet been extended. In addition, it was agreed with the lenders in the Hadera Loan Agreement (as this term is defined in the Periodic Report) to extend the final commercial operation date provided in the Hadera Loan Agreement up to the commercial operation date or the end of March 2020 – whichever occurs first. It is noted that delay of the commercial operation after the said date constitutes grounds for calling for immediate repayment under the Hadera Financing Agreement. In February 2020, Hadera contacted the lenders in Hadera’s Financing Agreement with a request to extend the final date for commercial operation stipulated in Hadera’s Financing Agreement up to the end of June 2020. As at the publication date of the Report, the said extension had not yet been received. Hadera intends to contact the lenders in the Hadera Financing Agreement for purposes of extending the said date. As at the date of this Report, the Company estimates that most of the costs deriving from the said delay, including lost profits, are expected to be covered by Hadera’s insurance policy, in accordance with the terms of the insurance policy.

[2]
The Cogeneration Regulations in the Electricity Sector (Cogeneration), 2004. Postponement of the commercial operation date in the conditional license to March 2020 was approved, as stated, without foreclosure of the guarantee.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

2.
(Cont.)

In addition, pursuant to the construction agreement Hadera is entitled to agreed compensation (limited to the ceiling provided in the construction agreement) from the construction contractor in respect of delay of the delivery (operation) date. Considering that stated, in the Company’s estimation the said delay is not expected to trigger a significant variance from the Company’s estimate with reference to the total construction cost of the Hadera Power Plant[3] in the amount of about NIS 1 billion (including the acquisition cost of about NIS 60 million). As at the date of the Report reimbursements from the Company’s insurance policy and/or compensation from the construction contractor had not yet been received. There is no certainty that the Company will be able to receive reimbursements and/or compensation for the full amount of its direct and indirect damages. For additional details – see Notes 25A(2) and 25D to the financial statements.

[3]
It is hereby emphasized that stated above, including regarding the Company’s estimates with respect to the updated expected date of commercial operation of the Hadera Power Plant, extension of the commercial operation date stipulated in Hadera’s license (if extended), extension of the final date for commercial operation stipulated in the Hadera Financing Agreement (if extended), coverage of the costs deriving from the delay in the commercial operation of the Hadera Power Plant (including lost profits) and receipt of compensation for the damages caused by the delay, the total estimated construction cost of the Hadera Power Plant and/or regarding the estimate that no significant variance is expected compared to the Company’s estimate regarding this construction cost, includes “forward‑looking” information, as defined in the Securities Law, which is based on the Company’s estimates as at the date of this report, and regarding which there is no certainty of its actual realization. That stated may not be realized or may be realized in a manner different than expected. As a practical matter, the date of commercial operation of the Hadera Power Plant could be delayed even beyond the second quarter of 2020 and the actual construction cost might be higher than the estimate – this being as a result of, among other things, delays in completion of the test‑run work and the operation of the power plant and/or due to additional breakdowns and technical failures, an increase in costs, non‑receipt of a permanent generation license and a supply license, non‑receipt of required regulatory permits, non‑receipt of approval of the lenders and/or owing to occurrence of any of the risk factors involved with the construction of the power plant or in the Company’s activities. In addition, if compensation is not received for the full amount of the costs and/or damages (direct and/or indirect) in connection with the delay in completion of the construction and the commercial operation, this could have an adverse impact of the Company’s results and activities. For additional details regarding the risk factors involved with construction projects, including Hadera – see Section 19.3 of Part A (Description of the Company’s Business).

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

3.
In January 2019, the Company signed an agreement with the private shareholders of Zomet, for which 5% of the shares was held (“the Sellers”)[4], whereby the Sellers sold their shares in Zomet to the Company, in increments, on a number of dates and subject to fulfillment of milestones. As at the publication date of the Report, the Company holds 100% of the shares of Zomet.

In January 2019, an outline was determined for expansion of the activities of the Group to which the Company belongs (“the Idan Ofer Group” as defined in the outline) in the area of generation of electricity from an economy‑wide business concentration perspective (“the Business Concentration Outline”). The Business Concentration Outline is intended to allow the Business Concentration Committee to revise its opinion regarding provision of a conditional license for generation of electricity to Zomet, and to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to granting the requested license to Zomet, however this being only after compliance with the conditions provided in the Business Concentration Outline, and to permit the Business Concentration Committee to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to allowing the Idan Ofer Group to receive additional licenses in the area of electricity generation up to the scope provided in the sector arrangement (as stated in Section 5. below)[5].

[4]	The shares of the Sellers in Zomet were held for them by a trustee.
[5]
Pursuant to the position of the Business Competition Authority regarding sectorial competition, including a document of advisory principles for sectorial competition in sale of the generation sites published by the Supervisor in accordance with Section 22 of the Government Decision dated September 27, 2018, as they are updated from time to time.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

3.	(Cont.)

In April 2019, the Company was informed that sale of the shares of the Idan Ofer Group in Reshet Media Ltd. was completed, which was stipulated as a condition in the Business Concentration Outline. Further to that stated, in April 2019 Zomet received a conditional license for construction of the Zomet Power Plant, which entered into effect on April 11, 2019 (the date it was signed by the Minister of Energy), and it is conditional on compliance with milestones as provided in the license, including reaching commercial operation within 66 months. It is noted that it is stated in the tariff approval that the expectation for the commercial operation date is up to 36 months from the date of the notification of the Electricity Authority to Zomet of completion of a financial closing (for additional details – see Section 8.12.8 of Part A (Description of the Company’s Business). In December 2019, a financing agreement was signed by Zomet for financing of the Zomet Power Plant, as stated in Note 15C(3) to the financial statements. In addition, on December 24, 2019, Zomet received tariff approval for Zomet from the Electricity Authority (as detailed in Section 8.12.9 of Part A (Description of the Company’s Business)). In February 2020, notification was received from the Electricity Authority whereby after examination of all the documents transferred by Zomet as proof of its compliance with the financial closing milestone (including a building permit that was transferred on January 30, 2020), it was found that Zomet is in compliance with the conditions for proof of a financial closing, in accordance with that stipulated in its conditional license and in accordance with all law.

In light of that stated, the Company is taking action to enter the Zomet Power Plant into operation, including it will act to take steps in connection with construction of the Zomet Power Plant, including the actions necessary in accordance with the construction agreement for the Zomet Power Plant. Further to the notification of the Electricity Authority received by the Company in February 2020 whereby Zomet is in compliance with the conditions for proof of a financial closing, the Company will complete the balance of the payments in respect of acquisition of Zomet’s shares shortly after publication of the Report. As at December 31, 2019, the amount of about NIS 91 million had been invested in the Zomet Project.

4.
In July 2019, the arbitration decision in connection with the dispute between Rotem and the Tamar Group (as described in Note 25G to the financial statements) was received. The arbitration decision rejected all of the contentions of the Tamar Group against Rotem and it ruled that the Tamar Group is to pay Rotem a reimbursement of expenses, in the amount of about £3.3 million (about NIS 14 million) along with a supplemental payment for interest on the trust deposit, at the rate of Libor + 2%, amounting to about £1.1 million (about NIS 4 million). The said amounts were received during the third quarter of 2019.

5.
In November 2019, amendments to the natural gas supply agreements of Rotem and Hadera with the Tamar Group were signed, and an amendment was signed to the natural gas supply agreement of Rotem with Energean. The said amendments are intended to permit a reduction of the quantities of gas purchased under the agreements with the Tamar Group and increase of quantities purchased under the terms of the agreements with Energean, with the goal of lowering the Company’s weighted‑average gas price. For additional details (including regarding the impact of the amendment on the TOP (take or pay) liability) – see Sections 8.13.1, 8.13.3 and 8.13.6 to Part A (Description of the Company’s Business), respectively.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

6.
Pursuant to the Document of Advisory Principles for Sectorial Competition in Sale of the Generation Sites, published by the Supervisor of Business Competition (which was updated in January 2020), among other things a person[6] may not hold rights in plants for generation of electricity[7] in a scope of more than 20% of the total planned installed capacity on the date of sale of all the generation sites being sold, where in accordance with this document – the planned installed capacity – the capacity for the electricity generation plants using cogeneration and conventional technology, without dependence on (reference to) the arrangement applying to the plant, in accordance with the publication of the Electricity Authority, except for capacity held by Israel Electric Company (IEC), as at the date of sale of all the generation sites being sold; the date of sale of all the generation sites being sold – June 3, 2023 or the date of sale of all five of the generation sites being sold. The total capacity on this date is expected to be about 10,500 megawatts. For details regarding the sectorial arrangement referred to in Section 2, above – see Section 7.8.4 to Part A (Description of the Company’s Business).

On January 26, 2020, the Electricity Authority published a proposal for determination of regulations for advancement of competition in the generation sector in the electricity economy (in this subsection – “the Proposed Regulations”). Pursuant to the Proposed Regulations, a person will not be granted a right (a generation license as defined in the Electricity Economy Law or a conditional license as defined in the Private Electricity Generators Regulations), among other things, to the extent that after the grant the person will hold rights in power plants operating using natural gas that are connected to the transmission grid where their capacity exceeds 20% of the planned capacity for this type of plants. For this purpose, the planned capacity for the type of plants will be as provided in the appendix to the regulations, where as at the date of the Report based on the appendix to the Proposed Regulations the planned capacity for 2023 for plants for generation of electricity through use of natural gas that are connected to the transmission grid is 14,000 megawatts. As at the date of the Report, the Proposed Regulations had been published for the public’s comments and there is no certainty regarding the ultimate promulgation of the regulation or their final version if promulgated (for additional details – see Section 7.4 to Part A (Description of the Company’s Business))8.

Growth of the Company’s activities in Israel is likely to be impacted by, among other things, the sectorial arrangement, as stated in Section 2 and in this Section above, and limitations on holdings in generation licenses, should they be provided. It is noted that, as at the date of the Report, to the best of the Company’s knowledge and in accordance with public information, electricity generation licenses (including conditional licenses) in the scope of about 1,480 megawatts, are attributed to the Group in which the Company is included.

7.
In 2019, the Company continued to advance a plan for construction of a power plant for generation of electricity running on natural gas, having a scope not in excess of 530 megawatts, on the land adjacent to the Rotem Power Plant (NIP 94) and a plan for construction of a power plant for generation of electricity running on natural gas, having a scope not in excess of 800 megawatts, on land owned by Hadera Paper adjacent to the Hadera Power Plant (NIP 20B). For additional details – see Section 8.2.6 to Part A (Description of the Company’s Business).

[6]	At a rate of at least 5%. Person – including a company and every person related thereto. Related person – as defined in Government Decision 476 dated August 16, 2015.
[7]
Right – right to an electricity generation license, as defined in the Electricity Economy Law, including conditional licenses in accordance with the Electricity Economy Regulations (Cogeneration), 2005 and the Electricity Economy Regulations (Conventional Private Generator), 2005

[8]
Pursuant to the Proposed Regulations a “Holder of a Right” is an interested party in a company that was granted a right, where regarding this matter an interested party in a company that was granted a right will also be considered to be an interested party in the company that was granted the right.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

8.
During 2019 the holdings of OPC Solar in Greenday were sold. Upon completion of the transaction, the Company’s activities in the area of generation of electricity using photovoltaic technology were sold, which were not significant for the Group. It is clarified that except with respect to projects advanced by Greenday as at the date of the sale in accordance with the certain conditions, that stated above does not act to limit the Company’s activities in this area in the future. For additional details – see Section 2.3.2 of Part A (Description of the Company’s Business) and Note 24A(7) to the financial statements.

9.
On January 1, 2020, an annual update of the electricity tariff for 2020 of the Electricity Authority entered into effect, whereby the generation component tariff was reduced by 8%, from NIS 290.9 per megawatt hour to NIS 267.8 per megawatt hour. The decrease in the generation component, as stated, is expected to have a negative impact on the Company’s profits in 2020 compared with 2019. For additional information regarding the generation tariff in prior years – see Note 25B to the financial statements. Regarding factors impacting the generation component – see Section 7.7.1 of Part A (Description of the Company’s Business).

10.
In April 2020 (the transition season), Rotem intends to perform additional maintenance of the Combustor Inspection (“CI”) type, and as a result thereof Rotem is expected to shut down its power plant for a period of two to three weeks. In 2019, no planned performance was performed[9].

[9]
It is noted that during 2018, the first planned maintenance of the “major overhaul” type was performed, which is performed once every 6 years. For additional details – see Section 8.10 to Part A (Description of the Company’s Business) to the Annual Report for 2018.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

11.
During 2019 and up to the publication date of the report, the Company reached commercial agreements with a number of electricity consumers, which submitted offers in the aggregate amount of about 70 megawatts in a tender of the Electricity Authority for construction of decentralized facilities for generation of electricity located on the customer’s premises that generate electricity through use of natural gas and are connected to the transmission grid. The Company provided bid submission guarantees for the customers (in respect of about 65 megawatts) in an immaterial amount. At the same time, it was agreed with the customers (in respect of about 65 megawatts) that to the extent the customers (or some of them) win in the Tender, the Company will take action with those customers as well as with other customers to sign an agreement for construction of a decentralized facility on the customer’s premises (yard) and sale of energy to the customer. Pursuant to the decision of the Electricity Authority dated November 18, 2019, the customers are included with the winners in the Tender with reference to the entire amount included in the bids submitted, as stated above. The total amount of the Company’s investment depends on the number of contracts it signs with the customers, and in the Company’s estimation it could reach about NIS 4 million for every installed megawatt[10]. Further to that stated, the Company is taking action with each of those customers and additional potential customers[11] in the distribution network not in the framework of the tender and additional customers in the transmission grid, in connection with signing of agreements including construction and operation of a facility for generation of energy located on the customer’s premises (yard) and arrangements for sale of energy to the customers. In addition, as at the date of the Report, the Company had reached commercial agreement with consumers connected to the transmission grid, in a scope of about 16 megawatts. For additional details – see Section 3.3 of Part A (Description of the Company’s Business).

[10]
That stated above, including with reference to the scope of the estimated investment, constitutes “forward‑looking” information, within the definition thereof in the Securities Law, and regarding which there is no certainty it will materialize, and its existence depends on, among other things, factors that are not under the Company’s control. The matter depends on, among other things, the terms of the undertakings that will ultimately be formulated (if formulated), on the number of the undertakings and the amount of each undertaking, receipt of the required approvals, the final costs, and the like. Ultimately, the undertakings may not be executed, in whole or in part, or they may be executed in a manner that is different than that stated.

[11]	Including customers of the Group.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

12.
On February 19, 2020, the Electricity Authority published its Decision from Meeting 573, held on January 27, 2020, regarding Deviations from the Consumption Plans. Pursuant to the Decision, a supplier is not permitted to sell to its consumers more than the amount of the capacity that is the subject of all the undertakings it has entered into with holders of private generation licenses[12]. Actual consumption of energy at a rate in excess of 3% from the installed capacity allocated to the supplier will trigger payment of an annual tariff that reflects the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the Decision (“Annual Payment in respect of Deviation from the Capacity”). In addition, the Decision provides a settlement mechanism in respect of a deviation from the daily consumption plan (surpluses and deficiencies), which will apply concurrent with the annual payment in respect of a deviation from the capacity. Application of the Decision is commencing from September 1, 2020. The Decision will apply to Rotem after determination of supplementary arrangements for Rotem. In addition, the Decision will apply to Hadera. The Company is studying the Decision and will formulate a position regarding the required supplementary arrangements. Accordingly, as at the date of the Report, there is no certainty regarding the extent of the impact of the Decision on Rotem, and the matter depends on, among other things, the final supplementary arrangements that will be determined. It is noted that the Decision is likely to have an unfavorable impact on the Company. As at the publication date of the Report there is no certainty regarding the extent of the impact of the Decision on Rotem, and the matter is dependent on, among other things, the final supplemental arrangements that will be determined.

13.
Concurrent with continued advancement of its existing activities, the Company is examining possibilities for expansion of its activities in the area of generation of electricity by means of construction and/or acquisition of power plants (including for renewable energy) outside of Israel, and advancement of projects that are found to be appropriate.

For additional details regarding the area of activities, the business environment and the risk factors – see Section 2.33 of Part A (Description of the Company’s Business).

[12]
In the notes (clarifications) to the Decision, the Electricity Authority indicates that it is expected that the supplier will enter into private transactions with consumers in a scope that permits it to supply all their consumption from energy that is generated by private generators over the entire year

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Consolidated Financial Position of the Company as at December 31, 2019 (in thousands of NIS)

Category	12/31/2019	12/31/2018	Analysis

Current Assets

Cash and cash equivalents	384,748	329,950
Most of the increase stems from an increase in the cash balances deriving from the Company’s current operating activities, in the amount of about NIS 392 million, net proceeds from issuance of the Company’s shares, in the amount of about NIS 272 million, and release of restricted cash as part of the Tamar arbitration decision, in the amount of about NIS 81 million (including interest).

This increase was partly offset by dividend payments, in the amount of about NIS 284 million (including distributions to holders of non‑controlling interests) and current debt payments (including interest), in the amount of about NIS 155 million.

For details – see the Company’s consolidated statements of cash flows for the year ended December 31, 2019, included in the Financial Statements.

Short-term deposits and restricted cash	115,765	186,954
Most of the decrease derives from release of a restricted deposit as part of the Tamar arbitration decision, in the amount of about NIS 77 million, withdrawal of a short‑term deposit, in the amount of about NIS 100 million, and a decrease due to exchange rate differences relating to dollar deposits, in the amount of about NIS 6 million.

This decrease was partly offset by short-term deposits in restricted cash, net, in the amount of about NIS 111 million.

Trade receivables and accrued income	134,794	132,273
Most of the increase stems from an increase in the revenues in December 2019, in the amount of about NIS 7 million. This increase was partly offset by a decrease in the balances receivable in respect of sale of gas, in the amount of about NIS 4 million.

Receivables and debit balances	69,975	38,522
Most of the increase stems from an indemnification asset balance due from the Hadera construction contractor, in the amount of about NIS 51 million. This increase was partly offset by a decrease in the balance of VAT receivable, in the amount of about NIS 15 million and a decrease in the amount receivable from IEC, in the amount of about NIS 6 million.

Short-term derivative financial instruments	188	2,721	The balance as at December 31, 2018 includes mainly forward transactions that were paid in 2019.

Total current assets	705,470	690,420

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Consolidated Financial Position of the Company as at December 31, 2019 (in thousands of NIS) (Cont.)

Category	12/31/2019	12/31/2018	Analysis

Non-Current Assets

Long-term deposits and restricted cash	266,803	181,739
Most of the increase stems from a deposit in a debt service reserve in accordance with Rotem’s Financing Agreement, in the amount of about NIS 24 million, an additional deposit in an owners’ guarantee reserve, in the amount of about NIS 23 million, provision of collaterals in respect of index transactions, in the amount of about NIS 14 million, a deposit in a debt service reserve for the debentures (Series A), in the amount of about NIS 20 million, and a deposit in restricted cash made in connection with Zomet’s generation license, in the amount of about NIS 5 million.

Long-term prepaid expenses	104,317	88,351	Most of the increase stems from investments in infrastructures in Zomet and Hadera, in the amounts of NIS 8 million and NIS 5 million, respectively.

Deferred tax assets, net	5,240	2,369	The increase stems from timing differences relating to amortization of the Energy Center and revaluation of a financial derivative in Hadera.

Long-term derivative financial instruments	7,077	–	This category represents the fair value of a financial hedging instrument. For additional details – see Note 25N to the financial statements.

Property, plant and equipment	2,344,920	2,422,960
Most of the decrease stems from depreciation in respect of property, plant and equipment in Rotem and Hadera (the energy center), in the aggregate amount of about NIS 105 million, and reclassification of financing leases to the category “right‑of‑use assets”, in the amount of about NIS 32 million, due to the first‑time application of IFRS 16 (for additional details – see Notes 10 and 11 to the financial statements).

The decrease was partly offset by an investment in the Hadera Power Plant that is under construction, in the amount of about NIS 31 million, an investment in the Zomet project, in the amount of about NIS 30 million.

Right-of-use assets	56,832	–	The increase derives from the first‑time application of IFRS 16, commencing from January 1, 2019. For additional details – see Note 11 to the financial statements.

Intangible assets	4,259	4,894

Total non-current assets	2,789,448	2,700,313

Total assets	3,494,918	3,390,733

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Consolidated Financial Position of the Company as at December 31, 2019 (in thousands of NIS) (Cont.)

Category	12/31/2019	12/31/2018	Analysis

Current Liabilities

Current maturities of loans from banks and others	157,147	86,576
Most of the increase stems from update of current maturities of loans in Rotem and Hadera and debentures in accordance with the repayment schedules, in the amount of about NIS 149 million.

This increase was partly offset by repayment of the senior debt in Rotem, in the amount of about NIS 68 million, and repayment of the Company’s debentures (Series A), in the amount of about NIS 11 million.

Trade payables	123,812	177,268
Most of the decrease derives from a decrease in the balance to Israel Electric Company, in the amount of about NIS 45 million, which was paid after December 31, 2018, and a decrease in the balance due to construction suppliers in Hadera, in the amount of about NIS 10 million.

Payables and other credit balances	41,641	24,049
Most of the increase derives from the balance payable to Value Added Tax, in the amount of about NIS 6 million, an increase in liabilities to employees in respect of salaries and wages, in the amount of about NIS 6 million, and the balance of payables relating to a transaction for acquisition of shares of Zomet, in the amount of about NIS 5 million.

Short-term derivative financial instruments	21,678	–	This category represents the fair value of a financial hedging instrument. For additional details – see Note 25N to the interim financial statements.

Current maturities of long‑term liabilities in respect of a lease	2,400	–	The increase stems from the first‑time application of IFRS 16 commencing from January 1, 2019. For additional details – see Note 11 to the financial statements.

Current taxes payable	–	3,669	The decrease is attributable to payment of the liabilities for taxes on income in Hadera.

Total current liabilities	346,678	291,562

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Consolidated Financial Position of the Company as at December 31, 2019 (in thousands of NIS) (Cont.)

Category	12/31/2019	12/31/2018	Analysis

Non-Current Liabilities

Long-term loans from banks and others	1,740,607	1,829,287	Most of the increase stems from update of the current maturities of the loans, in the amount of about NIS 118 million.

Debentures	252,309	282,883	The decrease stems from update of the current maturities of the debentures (Series A), in the amount of about NIS 31 million.

Long-term lease liabilities	15,960	–	The increase stems from the first‑time application of IFRS 16 commencing from January 1, 2019. For additional details – see Note 11 to the consolidated financial statements.

Other long-term liabilities	2,307	–	The balance represents a liability in respect of obligations for vacating and removal of the Group’s power plants.

Employee benefits	177	177

Deferred taxes, net	281,105	228,540	Most of the increase stems from update of the deferred taxes as a result of the income for the period in Rotem.

Total non-current liabilities	2,292,465	2,340,887

Total liabilities	2,639,143	2,632,449

3.	Results of operations for the year and the three months ended December 31, 2019 (in thousands of NIS)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). In general, the electricity tariffs are higher in the summer and the winter than the tariffs in the transition periods.

In 2019, no planned maintenance work was performed in Rotem. From September 25, 2018 and up to November 10, 2018, significant planned maintenance of the “major overhaul” (“MI”) type was performed in Rotem, which is executed once every 6 years, and during which the power plant’s activities were suspended. The planned suspension of Rotem’s activities unfavorably impacted the Company’s results in 2018.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2019 (in thousands of NIS) (Cont.)

	For the Year Ended
Category	12/31/2019	12/31/2018	Analysis

Sales	1,329,988	1,306,471	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	910,347	929,401	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	110,997	107,208
Most of the increase stems from write down of replacement parts at the Rotem Power Plant, which was partly offset by a decrease in depreciation expenses as a result of a change in the useful life of various components at the Rotem Power Plant. For additional details – see Note 2E to the financial statements.

Gross profit	308,644	269,862

Administrative and general expenses	61,743	51,186
Most of the increase derives from an increase in business development expenses, in the amount of about NIS 3 million, an increase in the costs of salaries and wages, in the amount of about NIS 5 million, and an increase in expenses for computer services, in the amount of about NIS 2 million.

Other income, net	21,409	6,235
The other income in 2019 stems from reimbursement of legal expenses stemming from the decision in the Tamar arbitration, in the amount of about NIS 14 million (for additional details – see 25G to the financial statements), income from the sale of gas, in the net amount of about NIS 5 million and gain on sale of a subsidiary, in the amount of about NIS 2 million (for additional details – see Note 24A(7) to the financial statements).

In 2018, the other income represents income from the sale of gas, net, in the amount of about NIS 3 million and income deriving from update of the estimates in Hadera regarding the derivative relating to sales of the gas, in the amount of about NIS 2 million.

Operating income	268,310	224,911

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2019 (in thousands of NIS) (Cont.)

	For the Year Ended
Category	12/31/2019	12/31/2018	Analysis

Financing expenses, net	93,149	90,591
Most of the increase stems from the impact of the changes in the shekel/dollar exchange rate, in the amount of about NIS 13 million, mainly as a result of revaluation of dollar deposits and financial derivatives.

On the other hand, there was an increase in financing income, stemming from higher interest income on deposits, in the amount of about NIS 5 million, mainly due to indemnification of the Company for lost interest income as part of the decision in the Tamar arbitration – for additional details see Note 25G to the financial statements.

Income before taxes on income	175,161	134,320

Taxes on income	50,425	36,803	The increase derives from the higher income in 2019 compared with 2018.

Income for the year	124,736	97,517

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2019 (in thousands of NIS) (Cont.)

	For the
	Three Months Ended
Category	12/31/2019	12/31/2018	Analysis

Sales	312,069	313,794	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	212,781	260,066	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	28,950	25,470
Most of the increase stems from write down of replacement parts at the Rotem Power Plant, which was partly offset by a decrease in depreciation expenses as a result of a change in the useful life of various components at the Rotem Power Plant. For additional details – see Note 2E to the financial statements.

Gross profit	70,338	28,258

Administrative and general expenses	17,609	13,922	Most of the increase derives from the increase in the costs of salaries and wages, in the amount of about NIS 2 million.

Other income, net	811	3,191
The other income in the fourth quarter of 2019 and 2018 represents income from sale of gas, net. The decrease stems from higher sales of gas in the fourth quarter of 2018, mainly as a result of sales of gas during planned maintenance at the Rotem Power Plant.

Operating income	53,540	17,527

Financing expenses, net	21,086	17,489
Most of the increase in the net financing expenses stems from the impacts of the changes in the exchange rate of the dollar, in the amount of about NIS 3 million, and an increase in CPI linkage differences relating to Rotem’s senior debt, in the amount of about NIS 2 million (mainly in light of the results of the hedge of the linkage).

Income before taxes on income	32,454	38

Taxes on income	11,158	662	The increase derives from higher income in the fourth quarter of 2019 compared with the corresponding quarter last year.

Income (loss) for the period	21,296	(624)

*
From September 25, 2018 and up to November 10, 2018, significant planned maintenance work of the “MI” type was performed in Rotem, which is executed once every 6 years, and during which the power plant’s activities were suspended. The planned suspension of Rotem’s activities unfavorably impacted the Company’s results in the fourth quarter of 2018. In 2019, no planned maintenance was performed.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income and depreciation.

The Company believes that the EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies.

Calculation of the EBITDA (in thousands of NIS):

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2019	2018	2019	2018

Sales	1,329,988	1,306,471	312,069	313,794
Cost of sales (less depreciation and amortization)	910,347	929,401	212,781	260,066
Administrative and general expenses (less depreciation and amortization)	59,220	50,125	16,962	13,643
Other income	21,409	6,235	811	3,191
EBITDA	381,830	333,180	83,137	43,276
Less non‑recurring income[13]	14,237	11,661	–	–
EBITDA net of non‑recurring income[13]	367,593	321,519	83,137	43,276

From September 25, 2018 and up to November 10, 2018, significant planned maintenance work of the “MI” type was performed in Rotem, which is executed once every 6 years, and during which the power plant’s activities were suspended. The planned suspension of Rotem’s activities unfavorably impacted the Company’s results in the fourth quarter of 2018. In 2019, no planned maintenance was performed.

13 Non‑recurring income in 2019 and 2018 is in respect of reimbursement of legal expenses as a result of the decision in the Tamar arbitration proceeding (for details – see Note 25G to the financial statements) and refunds from IEC (for details – see Note 25C to the financial statements), respectively.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Energy

Set forth below are details of the sales, generation and purchases of electricity of the Rotem power plant and the Hadera energy center (in millions KW hours):

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2019	2018	2019	2018

Sales to private customers	3,928	3,849	946	934
Sales to the System Administrator	102	116	48	46
Total sales	4,030	3,965	994	980

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2019	2018	2019	2018

Generation of electricity	3,811	3,383	982	575
Purchase of electricity from the System
Administrator	219	582	12	405
Total generation of electricity and purchases of electricity from the System Administrator	4,030	3,965	994	980

	For the Year Ended December 31
	2019		2018
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem	99%	3,727	87%	3,299
Hadera	94%	84	94%	84

	For the Three Months Ended December 31
	2019		2018
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem	100%	961	56%	553
Hadera	91%	21	89%	22

*
From September 25, 2018 and up to November 10, 2018, significant planned maintenance work of the “MI” type was performed in Rotem, which is executed once every 6 years, and during which the power plant’s activities were suspended. The planned suspension of Rotem’s activities unfavorably impacted the Company’s results in the fourth quarter of 2018. In 2019, no planned maintenance was performed.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Energy (Cont.)	(In NIS thousands):
	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2019	2018	2019	2018

Sale of steam	745	759	172	204

6.	Revenues

Set forth below is detail of the Company’s revenues (in NIS thousands):

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2019	2018	2019	2018

Revenues from sale of energy generated for
private customers (1)	930,959	809,215	228,370	137,212
Revenues from sale of energy purchased for
private customers (2)	57,516	140,927	1,394	93,929
Revenues from private customers in respect of
infrastructures services (3)	270,772	284,876	63,487	62,000
Revenues from sale of energy to the System
Administrator (4)	11,953	13,566	5,653	5,471
Revenues from sale of steam (5)	58,788	57,887	13,165	15,182
Total revenues	1,329,988	1,306,471	312,069	313,794

The Company’s net revenues from the sale of electricity to its private customers stem from electricity sold at the generation component tariffs, as published by the Electricity Authority, with some discount. The weighted‑average generation component tariff for 2019, as published by the Electricity Authority, is NIS 0.2909 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2018, the weighted‑average of the generation component tariff was NIS 0.2816 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index. Commencing from January 1, 2020, a decision of the Electricity Authority entered into effect regarding update of the tariffs for 2020, whereby the generation component tariff was lowered by about 8% from about NIS 0.2909 per KW hour to NIS 0.2678 per KW hour. The decline in generation component tariff is expected to have a negative impact on the Company’s profits in 2020 compared with 2019.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues (Cont.)

For the years ended December 31, 2019 and 2018:

(1)
An increase, in the amount of about NIS 85 million, stemming from higher availability in 2019 compared with 2018 wherein MI maintenance was performed at the Rotem Power Plant, an increase, in the amount of about NIS 30 million, stemming from an increase in the generation component tariff, and an increase, in the amount of about NIS 7 million, stemming from an increase in the scope of consumption of customers.

(2)
A decrease, in the amount of about NIS 92 million, stemming from higher availability in 2019 compared with 2018 wherein MI maintenance was performed at the Rotem Power Plant. On the other hand, there was an increase, in the amount of about NIS 7 million, stemming from an increase in the scope of consumption of customers, and an increase, in the amount of about NIS 2 million, stemming from an increase in the generation component tariff.

(3)
A decrease, in the amount of about NIS 26 million, stemming from a decrease in the infrastructure tariffs in 2019. On the other hand, there was an increase, in the amount of about NIS 12 million, resulting from sale of energy in a higher amount.

(4)	The decrease derives from a decrease in the amount of the energy sold to the System Administrator, in the amount of about NIS 2 million.

(5)	An increase, in the amount of about NIS 1 million, stemming from an increase in the steam price, which was offset by a lower amount of sales.

For the three‑month periods ended December 31, 2019 and 2018:

(1)
An increase, in the amount of about NIS 85 million, stemming from higher availability in the fourth quarter of 2019 compared with the fourth quarter of 2018 wherein MI maintenance was performed at the Rotem Power Plant; and an increase, in the amount of about NIS 6 million, stemming from an increase in the generation component tariff.

(2)
A decrease, in the amount of about NIS 92 million, stemming from higher availability in the fourth quarter of 2019 compared with the fourth quarter of 2018 wherein MI maintenance was performed at the Rotem Power Plant.

(3)
An increase, in the amount of about NIS 6 million, resulting from sale of energy at a higher level. On the other hand, there was a decrease, in the amount of about NIS 5 million, due to a decrease in the infrastructure tariffs in 2019.

(4)	No significant change.

(5)
The decrease derives mainly from a decrease in the total sales of steam consumed as a result of an annual shutdown in October 2019, compared with an annual shutdown in 2018 that took place in September.

OPC Energy Ltd.
Report of the Board of Directors

7.	Cost of sales (less depreciation and amortization)

Set forth below is detail of the Company’s cost of sales (less depreciation and amortization) broken down into the following components (in NIS thousands):

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2019	2018	2019	2018

Gas and diesel oil (1)	491,417	423,978	123,590	79,986
Expenses to IEC for infrastructure services and
purchase of electricity (2)	328,288	424,612	64,881	155,929
Gas transmission costs (3)	32,009	27,194	8,046	6,651
Operating expenses (4)	58,633	53,617	16,264	17,500
Total cost of sales (less depreciation and amortization)	910,347	929,401	212,781	260,066

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2019	2018	2019	2018

Gas consumption (MMBTU)	27,852,606	24,869,878	7,142,949	4,405,099
Average gas price (in dollars)	4.83	4.70	4.87	4.70

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Cost of sales (less depreciation and amortization) (Cont.)

For the year ended December 31, 2019 and 2018:

(1)
An increase, in the amount of about NIS 50 million, stemming from a higher quantity of gas consumed, mainly due to higher availability in 2019 compared with 2018 wherein MI maintenance was performed at the Rotem Power Plant, an increase, in the amount of about NIS 9 million, stemming from an increase in the price of the gas, mainly as a result of an increase in the generation component tariff, and an increase, in the amount of about NIS 8 million, stemming from a reimbursement received from IEC in 2018 for costs of diesel oil relating to prior years.

(2)
The decrease stems from: (a) a decrease in electricity purchases, in the amount of about NIS 82 million, stemming from higher availability in 2019 compared with 2018 wherein MI maintenance was performed at the Rotem Power Plant, in the amount of about NIS 92 million, which was offset against an increase, in the amount of about NIS 10 million, stemming from an increase in the scope of consumption of customers in 2019; and (b) a decrease, in the amount of about NIS 14 million, stemming from expenses for infrastructure services and a decrease, in the amount of about NIS 26 million, deriving from a decrease in the infrastructure tariffs in 2019, which was offset by an increase, in the amount of about NIS 12 million, resulting from an increase in the scope of consumption of customers.

(3)	Most of the increase stems from a higher fixed payment in respect of gas transmission services as a result of expansion of the connection of the new PRMS facility in Hadera.

(4)
Most of the increase stems from a reimbursement, in the amount of about NIS 3 million, received from IEC in 2018 in respect of an insurance premium relating to prior years and preparations and recruitment of personnel in contemplation of the commercial operation of the Hadera Power Plant, in the amount of about NIS 2 million.

For the three‑month periods ended December 31, 2019 and 2018:

(1)
Most of the increase stems from an increase in the quantity of gas consumed, mainly due to higher availability, in the fourth quarter of 2019 compared with the fourth quarter of 2018, where MI maintenance was performed at the Rotem Power Plant.

(2)
The decrease stems mainly from: (a) a decrease in electricity purchases, in the amount of about NIS 92 million, stemming from higher availability in the fourth quarter 2019 compared with the fourth quarter 2018 wherein MI maintenance was performed at the Rotem Power Plant; and (b) on the other hand, an increase in expenses in respect of infrastructure services, in the amount of about NIS 1 million, as a result of an increase in the scope of consumption of customers, in the amount of about NIS 6 million, which was offset by a decrease, in the amount of about NIS 5 million, deriving from a decrease in the infrastructure tariffs in 2019.

(3)	Most of the increase stems from a higher fixed payment in respect of gas transmission services as a result of expansion of the connection of the new PRMS facility in Hadera.

(4)	Most of the decrease stems from a decrease in the salaries and wages.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the Year Ended
	December 31
Category	2019	2018	Analysis

Cash flows provided by operating activities*	391,559	310,739
Most of the increase stems from an increase in the current operating activities, in the amount of about NIS 63 million (mainly in light of the higher profits), and in the working capital, in the amount of about NIS 18 million (mainly as a result of higher collections and a lower number of gas payments during 2019 due to timing differences).

Cash flows used in investing activities	(148,099)	(368,242)
Most of the decrease derives from higher investments in Hadera, in the amount of about NIS 126 million, in 2018, a decrease in short‑term deposits made, net, in the amount of about NIS 89 million, release from restricted cash, in the amount of about NIS 81 million (including interest) due to the decision in the Tamar arbitration proceedings, and lower investments in property, plant and equipment in Rotem, in the amount of about NIS 22 million

This decrease was partly offset by an increase in deposits in restricted cash, net, in the amount of about NIS 89 million (mainly in respect of update of a debt service reserve and an owners’ guarantee reserve, as well as due to provision of collaterals for index transactions), and an increase in investments in Zomet, in the amount of about NIS 11 million.

Cash flows used in financing activities	(186,243)	(121,491)
Most of the increase stems from higher distributions of dividends, in the amount of about NIS 255 million (including distributions to holders of non‑controlling interests) and payments in respect of index transactions, in the amount of about NIS 11 million, in 2019 (for additional details – see Note 25N to the financial statements) In addition, in 2018 Hadera withdrew about NIS 122 million under the financing agreement for the Hadera project.

This increase was partly offset by proceeds from issuance of the Company’s shares, net, in the amount of about NIS 272 million. In addition, in 2018 repayment of the senior debt in Rotem (including interest) was higher, in the amount of about NIS 19 million, payment of the Company’s debentures (Series A) (including interest) was higher, in the amount of about NIS 21 million, and the debt of Zomet to the former shareholders was paid, in the amount of about NIS 17 million.

*
From September 25, 2018 and up to November 10, 2018, significant planned maintenance work of the “MI” type was performed in Rotem, which is executed once every 6 years, and during which the power plant’s activities were suspended. The planned suspension of Rotem’s activities unfavorably impacted the Company’s results in the fourth quarter of 2018. In 2019, no planned maintenance was performed.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Three Months Ended
	December 31
Category	2019	2018	Analysis

Cash flows provided by (used in) operating activities	(20,097)	3,480
Most of the increase in the cash used in operating activities stems from a decrease in the working capital, in the amount of about NIS 56 million (mainly as a result of higher collections from customers in the fourth quarter of 2018 due to timing differences). On the other hand, there was an increase in cash flows from current operating activities, in the amount of about NIS 33 million, deriving from higher profits.

Cash flows provided by (used in) investing activities	71,279	(103,438)
Most of the increase in the cash provided by investing activities derives from larger withdrawals from short‑term deposits, net, in the amount of about NIS 133 million, lower investments in property, plant and equipment in Rotem, in the amounts of about NIS 33 million and about NIS 30 million, respectively.

This increase was partly offset by an increase in deposits in restricted cash, in the amount of about NIS 12 million, and an increase in investments in Zomet, in the amount of about NIS 9 million.

Cash flows used in financing activities	(291,847)	(38,282)
Most of the increase stems from higher distributions of dividends, in the amount of about NIS 230 million (including distributions to holders of non‑controlling interests) and payments in respect of index transactions, in the amount of about NIS 5 million, in 2019 (for additional details – see Note 25N to the financial statements). In addition, in the fourth quarter of 2018 Hadera withdrew about NIS 20 million under the financing agreement for the Hadera project.

*
From September 25, 2018 and up to November 10, 2018, significant planned maintenance work of the “MI” type was performed in Rotem, which is executed once every 6 years, and during which the power plant’s activities were suspended. The planned suspension of Rotem’s activities unfavorably impacted the Company’s results in the fourth quarter of 2018. In 2019, no planned maintenance was performed.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at December 31, 2019 (in thousands of NIS):

	Rotem	Hadera	OPC Energy	Zomet	Others	Consolidated

Debt (including accrued interest)	1,196,650	670,797	282,864	–	1,282	2,151,593

Cash and cash equivalents and short-term deposits	112,927	9,033	256,417	731	5,640	384,748

Debt service reserves (out of the restricted cash)	75,814	–	66,670	–	–	142,484

Changes during the period of the report:

–	Rotem repaid about NIS 68 million (relating to principal only) of its loans.

–	The Company paid the amount of about NIS 11 million (relating to principal only) of the debentures (Series A).

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at December 31, 2018 (in thousands of NIS):

	Rotem	Hadera	OPC Energy	Zomet	Others	Consolidated

Debt (including accrued interest)	1,260,490	644,253	293,875	–	1,166	2,199,784

Cash and cash equivalents and short-term deposits	97,077	44,975	286,314	632	1,105	430,103

Debt service reserves (out of the restricted cash)	51,422	–	46,488	–	–	97,910

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

9.	Significant Events in the Period of the Report and Thereafter

For details – see Part A (Description of the Company’s Business) and Notes 15, 16, 24 and 25 to the financial statements.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

11.	Liability Certificates

As at the date of the report, the Company is in compliance with all the financial covenants in accordance with the trust certificate of the debentures (Series A). For additional details regarding the Company’s liability certificates – see Section 18 below.

OPC Energy Ltd.
Report of the Board of Directors

Part B – Corporate Governance

12.	Directors having Accounting and Financial Expertise

As at the date of this report, four of the members of the Company’s Board of Directors have accounting and financial expertise. For details regarding the directors Avisar Paz, Yosef Tene, Michal Marom and Anthony Bonair14, who were recognized as directors with accounting and financial expertise – see Regulation 26 of Chapter D (Additional Details regarding the Company).

The Board of Directors determined that the minimum number of directors having accounting and financial expertise in accordance with Section 92(A)(12) of the Companies Law, 1999, is two – this being taking into account the type of the Company, its size, the scope of its activities and the complexity of its activities.

13.	Independent Directors

The General Meeting of the Company’s shareholders appointed Mr. Noam Sharon to serve as an independent director in the Company as from July 17, 2017. For additional information regarding Mr. Sharon – see Regulation 26 of Chapter D (Additional Details regarding the Company).

As at the date of the report, the Company’s Articles of Association do not include a provision regarding the rate of independent directors.

14.	The Internal Auditor

Summary of Details	The Company

Name of the Internal Auditor	Ms. Shoshi Shidlo (“the Internal Auditor”).

Education and professional experience
Certified Public Accountant and Certified Internal Auditor C.I.A. (U.S.)

Holder of a degree in accounting and economics from Tel‑Aviv University.

Has more than 20 years’ experience in the area of internal auditing.

Commencement date of service	January 17, 2019.

Compliance with legal requirements
To the best of the Company's knowledge, based on the Internal Auditor’s declaration, the Internal Auditor meets the requirements of Section 146(b) of the Companies Law and the provisions of Section 8 of the Internal Audit Law, 1992 (“the Internal Audit Law”).

Employment status
The Internal Auditor provides the Company internal audit services and is not employed by the Company in a full-time time position and, in addition, she does not hold an additional position in the Company other than her position as Internal Auditor.

14 Whose service was approved on February 26, 2020.

OPC Energy Ltd.
Report of the Board of Directors

Part B – Corporate Governance (Cont.)

14.	The Internal Auditor (Cont.)

Manner of appointment
The appointment of the Internal Auditor was approved by the Board of Directors on January 17, 2019, following the recommendation of the Audit Committee on December 27, 2018. The Audit Committee and the Company’s Board of Directors examined Internal Auditor’s qualifications, education and experience in internal auditing.

The part to whom the Internal Auditor reports	The Chairman of the Board of Directors.

Other relationships the Internal Auditor has with the Company
To the best of the Company's knowledge, the Internal Auditor does not hold securities of the Company.

The Internal Auditor is not an interested party in the Company or a relative of an interested party in the Company, nor is he a relative of the external auditor or a party acting on its behalf.

The work plan
The audit work plan for 2019 prepared by the Internal Auditor is for one year and is based on a multi‑year work plan. The work plan of the Company and its subsidiaries was determined based on, among others, the following considerations: coverage of the Company’s main areas of activity, risk centers and exposures known to the Internal Auditor and to management; potential for savings and efficiency; recurring items and monitoring correction of deficiencies; and implementation of recommendations. The audit work plan also includes the companies in which the Company has significant holdings.

The audit work plan is submitted for analysis and approval by the Company’s Audit Committee and Board of Directors. The Internal Auditor has discretion to recommend a variance from the work plan to management and the Audit Committee, where necessary.

Audit plan in 2019 – during the period of the report, as part of the internal audit work plan that was executed by the prior internal auditor, the following matters were examined: personnel and salaries; salaries of senior employees, management of replacement parts at the Rotem Power Plant; management of the inventory or diesel oil at the Rotem Power Plant; and monitoring implementation of the audit recommendations.

Audit reports were submitted to the Audit Committee and management. The Company’s Board of Directors received an update regarding the audit reports.

Meeting of the Audit Committee were held to discuss the audit reports on the following dates: March 18, 2019; July 17, 2019; December 4, 2019; and December 30, 2019.

OPC Energy Ltd.
Report of the Board of Directors

Part B – Corporate Governance (Cont.)

14.	The Internal Auditor (Cont.)

Performance of the audit and the professional standards
Based on information provided to the Company, performance of the internal audit is made in accordance with the generally accepted professional standards in and outside of Israel and in accordance with Section 4(B) of the Internal Audit Law.

The Board of Directors relied on the confirmations of the Internal Auditor regarding her compliance with the requirements of the said generally accepted professional standards. In addition, the audit reports are submitted in writing and are discussed at the meetings of the Audit Committee, where as part of the discussion the Internal Auditor reports with respect to the manner of her performance, the policies and procedures applied and the findings. The Board of Directors is satisfied that the Internal Auditor is in compliance with all the requirements provided in the said standards.

Access to information
The Internal Auditor has free access to information, as stated in Section 9 of the Internal Audit Law, including constant and direct access to the Company’s information systems, including financial data.

Remuneration
The remuneration of the Internal Auditor in respect of services she provided in 2019 amounted to NIS 200 thousand (not including VAT), this being based on a work scope of 700 audit hours. In the opinion of the Board of Directors, the remuneration of the Internal Auditor is reasonable and does not impact or adversely affect use of her professional judgment in performance of the audit.

The remuneration of the Internal Auditor is a function of the total number of work hours as provided in the annual work plan that is approved by the Company’s Audit Committee and Board of Directors.

15.	Contributions Policy

15.1	The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of excellence.

OPC Energy Ltd.
Report of the Board of Directors

Part B – Corporate Governance (Cont.)

15.	Contributions Policy (Cont.)

15.2	Set forth below is detail of the contributions in excess of NIS 50,000 in the period of the report:

Recipient of the Contribution	Amount of the Contribution in 2019 (NIS thousands)	Relationship to the Recipient of the Contribution

“Password for Every Student” Society	1,000
 “Password for Every Student” receives contributions from parties related to indirect interested parties in the Company. The Company’s CFO is a representative of the project’s Steering Committee without compensation.

“Nirim” Society	150	–
“Rakhashei Lev” Society	120	–
Hadera Givat Olga Technoda Society	150	–
“Running to Give” Society	50	For the sake of good order it is noted that a relative of the Company’s CEO serves as the CEO of the Society with no remuneration.

16.	Details regarding the Auditing CPAs

16.1	The Company’s auditing CPAs is KPMG Somekh Chaikin, Certified Public Accountants (the “Auditor”).

16.2
The fee is determined in negotiations between the Company’s management and the Auditor, according to the scope of the work, the nature of the work, past experience and market conditions. The entity approving the fee of the Auditor for the years 2018–2019 is the Company’s Board of Directors. The fee is a global fee for provision of auditing and review services for three quarterly reviewed reports and one audited annual report. Also included in the fee are tax services in connection with preparation of the Company’s annual tax report.

16.3	Set forth below is detail of the audit fee and work hours of the Auditor for 2019 and 2018:

	2019		2018
	Work	Fee	Work	Fee
	Hours	(NIS thousands)	Hours	(NIS thousands)

Audit services, tax and accompanying services	7,351	1,463	6,100	1,384

Accompanying services	1,084	488	517	233

16.4	No additional services were received beyond those enumerated above.

OPC Energy Ltd.
Report of the Board of Directors

Part C – Disclosure regarding the Financial Report

17.	Debentures (Series A)

17.1	Set forth below is detail with respect to the Company’s debentures (Series A):

Name of the series	Series A
Issuance date	May 18, 2017
Total nominal value on the date of issuance	NIS 320,000,000 par value
Nominal value on the date of the report	NIS 286,112,000 par value
Nominal value after revaluation based on the linkage terms	The debentures are not linked
Amount of the interest accrued as included in the financial statements as at December 31, 2019	–
The fair value as included in the financial statements as at December 31, 2019	NIS 324,623 thousand
Stock market value as at December 31, 2019	NIS 324,623 thousand
Type of interest and interest rate	Fixed annual interest at the rate of 4.95%, which was reduced to 4.45% when the debentures were listed for trading on August 20, 2017.
Principal payment dates	26 unequal payments. Each payment to be paid on June 30 and December 30 of each calendar year from 2018 to 2030 (inclusive).
Interest payment dates
The interest on the debentures (Series A) is payable semi‑annually in 26 installments on June 30 and December 30 of each of the years 2018‑2030 (inclusive), in respect of the period starting on the previous interest payment date and ending on the last date before the current interest payment date, and will be computed as the annual interest rate divided by 2, except for the first interest payment.

The first interest payment for the debentures will be made on June 30, 2018 (“the date of the first interest payment”) and will be calculated on the basis of 365 days in the year for the period starting on the issuance date of the debentures (Series A) and ending on the last day based on the date of the first interest payment.

Linkage basis and terms	The debentures are not linked to the CPI or any currency.
Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.

OPC Energy Ltd.
Report of the Board of Directors

Part C – Disclosure regarding the Financial Report (Cont.)

17.	Debentures (Series A) (Cont.)

17.1	Set forth below is detail with respect to the Company’s debentures (Series A): (Cont.)

Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Hermetic Trust (1975) Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Dan Avnon
Contact information	Address: 113 Hayarkon St., Tel‑Aviv–Jaffa
Telephone: 03–5274867 Fax: 03–5271736 E–mail: Avnon@hermetic.co.il
Rating of the debentures since the issuance date
Rating of A3.il with a stable rating outlook by Midroog Ltd. (“Midroog”), from August 2019 (further to A3.il with a stable rating outlook of August 2018) and a rating of ilA– with a stable rating outlook by S&P Maalot Global Rating Ltd. (“Maalot”), from January 2020 (further to ilA with a stable rating outlook from July 2019).

Is the series material	Yes.

OPC Energy Ltd.
Report of the Board of Directors

Part C – Disclosure regarding the Financial Report (Cont.)

17.	Debentures (Series A) (Cont.)

17.2	Set forth below is a description of the collaterals provided to the holders of the debentures (Series A):

It is clarified that the above is a brief description only and the collateral formula is as specified in the trust certificate and in the debentures:

Type of collateral	Lien on the Company’s assets	Liens on the trust account in favor of the holders of the Company’s debentures

A floating charge, unlimited in amount, on the all assets, monies, property and rights of any kind whatsoever without exception, which the Company now has and will have in the future at any time, in any manner and way, including the profits in respect thereof or arising out of any of them, of any kind whatsoever, as well as any right to compensation or indemnification in respect thereof, which the party making the pledge now has including the profits that the Company now has and which it will have in the future at any time, in any manner and way, in accordance with the trust deed (“the Pledged Assets”).

A fixed charge, unlimited in amount, on all the Company’s rights in the Hermetic Trust (1975) Ltd. Account in trust for the holders of the Company’s debentures, No. 235378/52, held at the Gordon branch (Branch No. 804), Bank Leumi (“the Pledged Account” and “the Deposited Assets”, respectively).

A floating charge, senior lien, unlimited in amount, on all monies, deposits and securities deposited from time to time in the Pledged Account, and any consideration and profits received in respect thereof. The lien in respect of the Pledged Account and the Deposited Assets will also apply to all the interest, profits, receipts, revenues, proceeds and all existing assets deposited from time to time in the Pledged Account from the Debenture Date up to full redemption of the secured amounts (together – “the Pledged Assets”).

Priority	First priority	First priority

Changes in the Pledged Assets since the debentures were issued	For details regarding the Company’s operations – see the Part A (Description of the Company’s Business) in the Periodic Report for 2019, which is part of this report.	For details regarding the Company’s operations – see the Part A (Description of the Company’s Business) in the Periodic Report for 2019, which is part of this report.

OPC Energy Ltd.
Report of the Board of Directors

Part C – Disclosure regarding the Financial Report (Cont.)

17.	Debentures (Series A) (Cont.)

17.2	Set forth below is a description of the collaterals provided to the holders of the debentures (Series A): (Cont.)

Type of collateral	Lien on the Company’s assets	Liens on the trust account in favor of the holders of the Company’s debentures

Restrictions on the Company with respect to creation of additional liens (charges)
The Company has undertaken not to pledge or mortgage the Pledged Assets, nor to assign by way of encumbrance the right of the Company to the Pledged Assets, without the prior written consent of the Trustee.

Notwithstanding that stated above, it is clarified that the Company will be permitted to execute everything it is permitted to do in accordance with Trust Certificate, included in this it is clarified that the floating lien will not limit the Company with respect to creation of liens on specific assets and making other dispositions of its assets. In addition, the Company will be permitted to create additional floating (current) liens at any time, even on all its assets and rights (“General Floating Lien”), provided that these will be at the same priority (pari pasu) to the Floating Lien that will be created pursuant to the provisions of the Trust Certificate and the Company created them in order to secure additional financing that is not prohibited by the Trust Certificate.

The Company has undertaken not to pledge or mortgage the Pledged Assets, nor to assign by way of encumbrance the right of the Company to the Pledged Assets, without the prior written consent of the Trustee.

Notwithstanding the aforesaid, the Company shall be entitled to perform all that is permitted under the Trust Certificate.

Restrictions regarding the authority to issue additional debentures	The Trust Certificate provides restrictions regarding expansion of the debentures (Series A).	The Trust Certificate provides restrictions regarding expansion of the debentures (Series A).

Are they valid in accordance with all law and the Company’s incorporation documents.	Yes.	Yes.

OPC Energy Ltd.
Report of the Board of Directors

Part C – Disclosure regarding the Financial Report (Cont.)

17.	Debentures (Series A) (Cont.)

17.2	Set forth below is a description of the collaterals provided to the holders of the debentures (Series A): (Cont.)

Type of collateral	Lien on the Company’s assets	Liens on the trust account in favor of the holders of the Company’s debentures

Conditions for change, release, exchange or cancellation of the lien (charge), guarantee or other liability provided in order to secure the Company’s liability pursuant to the debentures
The Company has undertaken not to sell, assign or transfer its rights in any of the Pledged Assets. Notwithstanding that stated, it is clarified that the Company will be permitted to execute everything it is permitted to do in accordance with that stated in the Trust Certificate, including, to sell means of control in the base projects (as defined in the Trust Certificate), in accordance with the conditions stated in the Trust Certificate.

The Company has undertaken not to sell, assign or transfer its rights in any of the Pledged Assets. Notwithstanding that stated, it is clarified that the Company will be permitted to execute everything it is permitted to do in accordance with that stated in the Trust Certificate, including, it is clarified that the charge does not prevent the management of a securities portfolio within the framework of the Pledged Account (including the purchase and sale of assets in the account), and the securities included from time to time in the portfolio (including all rights deriving from them) will be subject to this charge.

A change, release or exchange as stated that occurred during the period of the prospectus (since the creation date of the liens (charges))	There were not any.	There were not any.

17.3
At the end of and during 2019, the Company was in compliance with all the conditions and liabilities pursuant to the Trust Certificate and no events occurred that give rise to grounds for calling the Company’s debentures (Series A) for immediate repayment or for realization of the collaterals.

Avisar Paz	Giora Almogy
Chairman of the Board of Directors	CEO

Date: February 26, 2020